NEWCASTLE RESOURCES LTD.
605 – 475 Howe Street
Vancouver, BC, Canada V6C 2B3

March 11, 2009

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4561
USA

Attention: Sandy Eisen

Dear Sirs/Mesdames:

Re:	Newcastle Resources Ltd.,
formerly known as Pan American Gold Corporation
Form 20-F/A for Fiscal Year Ended December 31, 2007
Filed July 3, 2008
File No. 0-50112

In connection with your letter of December 30, 2008 with respect to the Registration Statement on Form 20-F/A filed July 3, 2008 by Pan American Gold Corporation, now known as Newcastle Resources Ltd. (the “Company”), the Company acknowledges and confirms that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions please do not hesitate to contact the undersigned.

Yours truly,

NEWCASTLE RESOURCES LTD.

Per: /s/ Brent Petterson

Brent Petterson, Chief Financial Officer